Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235707

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated December 6, 2022)

Generation Income Properties, Inc.

This prospectus supplement (the “Prospectus Supplement”) updates, amends, and supplements the prospectus dated December 6, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-235707) and is included in Post-Effective Amendment No. 2 thereto filed on November 29, 2022. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends, and supplements the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2023 (the “Form 8-K Filing”). Accordingly, we have attached the Form 8-K Filing to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 11 of the Prospectus and in Item 1A of our Annual Report on Form 10-K filed on March 18, 2022 to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2023

GENERATION INCOME PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-40771	47-4427295
(State or Other Jurisdiction of	(Commission	(IRS Employer

	Tampa, Florida	33602
	(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (813)-448-1234

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GIPR	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	GIPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreements with Brown Family Enterprises, LLC

On February 8, 2023, Generation Income Properties L.P. (the “Operating Partnership”), the operating partnership of Generation Income Properties, Inc. (the “Company”), entered into new Amended and Restated Limited Liability Company Agreements for each of GIPVA 2510 Walmer Ave, LLC ("GIPVA 2510") and GIPVA 130 Corporate Blvd, LLC ("GIPVA 130") in which the Operating Partnership, as the sole member of GIPVA 2510 and GIPVA 130, admitted a new member, Brown Family Enterprises, LLC (the "Purchaser"), through the issuance to Purchaser of membership interests in the form of Class A Preferred Units of GIPVA 2510 and GIPVA 130. GIPVA 2510 and GIPVA 130 (the “Virginia SPEs”) hold the Company’s Norfolk, Virginia properties.

Also on February 8, 2023, both of the Virginia SPEs and the Purchaser entered into Unit Purchase Agreements in which GIPVA 2510 issued and sold to the Purchaser 180,000 Class A Preferred Units at a price of $10.00 per unit for an aggregate price of $1,800,000, and GIPVA 130 issued and sold to the Purchaser 120,000 Class A Preferred units at a price of $10.00 per unit for an aggregate price of $1,200,000. The Purchaser will be paid an annual 7% preferred return on the preferred units of the Virginia SPEs (the “SPE Preferred Units”), payable on a monthly basis, and will share in approximately 16% of the equity in each of the Virginia SPEs. The Purchaser and the respective SPEs will both have the right to redeem the SPE Preferred Units after two (2) years for cash in the amount of the Purchaser’s unreturned capital contribution and accrued but unpaid preferred return (the “Redemption Price”), provided that Purchaser will have the right to take the Redemption Price (or any portion thereof) in common units of the Operating Partnership at a conversion price equal to 85% of the average trading price of the Company’s common stock during the 30 trading days preceding redemption. The proceeds from the sale of the SPE Preferred Units will be distributed to the Operating Partnership to fund the Operating Partnership’s redemption obligations to two members of the Operating Partnership in the aggregate amount of $2.48 million and to fund general corporate expenses of the Operating Partnership.

The foregoing description of the above-referenced Amended and Restated Operating Agreements and Unit Purchase Agreements and Unit Issuance Agreement and Amendment to Contribution and Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amended and Restated Operating Agreements and Unit Purchase Agreements, copies of which are filed herewith as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 and are incorporated herein by reference.

Agreement with LMB Owenton I, LLC

On February 7, 2023, the Operating Partnership entered into a Unit Issuance Agreement and Amendment to Contribution and Subscription Agreement (the "LMB Agreement") with LMB Owenton I LLC, the contributor of the Company’s Tampa Starbucks property located at 10002 N Dale Mabry (the “Contributor”), in which GIPLP and the Contributor agreed to delay the Contributor’s right to require the redemption of the Contributor’s common units in the Operating Partnership until the third anniversary of the closing of the contribution of the Tampa Starbucks property, January 14th 2025, and for a reduced redemption price of $7.15 per common unit. Such agreement was made in consideration of the issuance to Contributor of an additional 44,228 common units in the Operating Partnership (the “Additional OP Units”), resulting in Contributor owning an aggregate of 157,771 common units in the Operating Partnership.

The foregoing description of LMB Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the LMB Agreement, a copy of which is filed herewith as Exhibit 10.5 and is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The SPE Preferred Units were issued to the Purchaser, and the Additional OP Units were issued to Contributor, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The offer and sale of the SPE Preferred Units (together with the common units of Operating Partnership, if any, issuable upon the redemption of the SPE Preferred Units, and the shares of Company common stock, if any, issuable pursuant to the redemption of such common units of the Operating Partnership) and the offer and sale of the Additional OP Units (together with the shares of Company common stock, if any, issuable pursuant to the redemption of such common units of the Operating Partnership) did not and does not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, was made without any form of general solicitation to a sophisticated party, and was made with full access to any information requested regarding the Virginia SPEs (in the case of the SPE Preferred Units), the Operating Partnership, and the Company.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits.

Exhibit	Description

10.1	Second Amended and Restated Limited Liability Company Agreement of GIPVA 130 Corporate Blvd, LLC, dated February 08, 2023
10.2	Unit Purchase Agreement, GIPVA 130 Corporate Blvd, LLC and Brown Family Enterprises, dated February 08, 2023
10.3	Second Amended and Restated Limited Liability Company Agreement of GIPVA 2510 Walmer Ave, LLC, dated February 08, 2023
10.4	Unit Purchase Agreement, GIPVA 2510 Walmer Ave, LLC and Brown Family Enterprises, dated February 08, 2023
10.5	Unit Issuance Agreement and Amendment to Contribution and Subscriction Agreement, Generation Income Properties, L.P., and LMB Owenton I LLC, dated February 07, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. Words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” and “project” and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Please refer to the risks detailed from time to time in the reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC, as well as other filings on Form 10-Q and periodic filings on Form 8-K, for additional factors that could cause actual results to differ materially from those stated or implied by such forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2023	By:	/s/ Allison Davies
Allison Davies
Chief Financial Officer